Exhibit 99.4

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
2200, 10175 – 101 Street NW	Internet	www.kpmg.ca
Edmonton AB T5J 0H3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of North American Energy Partners Inc.

We consent to the use of our reports, each dated February 14, 2017, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

Chartered Accountants

Edmonton, Canada
February 14, 2017